UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

File No. 69-242

Statement by Holding Company Claiming Exemption Under Rule

U-3A-2 from the Provisions of the Public Utility Holding

Company Act of 1935 (the Act)

To Be Filed Annually Prior to March 1

ENERGEN CORPORATION

(Name of company)

hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. The claimant Energen Corporation, an Alabama corporation, is a holding company with the following direct and indirect subsidiaries. Unless otherwise noted, each subsidiary is an Alabama corporation:

Alabama Gas Corporation is a natural gas distribution company and has the following subsidiary:

Midtown NGV, Inc. is inactive.

Energen Resources Corporation is an oil and gas exploration and production company and has the following subsidiaries:

Basin Pipeline Corp. is in the business of gathering and transporting natural gas and coalbed methane.

Energen Resources TEAM, Inc. is an owner and operator of coalbed methane properties.

EGN Services, Inc. is a wholesale distributor of gas appliances.

American Heat Tech, Inc. has a passive investment in a company that owns certain high temperature combustion technology patents, licenses and royalty rights.

The business address of the Claimant and each of its subsidiaries is:

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

2. Alabama Gas Corporation, one of the Claimant's subsidiaries, is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Alabama Gas Corporation consist primarily of gas distribution systems serving communities in central and northwest Alabama. Alabama Gas Corporation also owns facilities for the liquefaction, storage, and revaporization of liquid natural gas; warehouses; office buildings; and other miscellaneous equipment and property. The Federal Power Commission (now Federal Energy Regulatory Commission), by order issued September 21, 1954 in Docket No. G-2575, has declared Alabama Gas Corporation to be exempt from the provisions of the Natural Gas Act, 15 U.S.C. 717 (c). Neither Claimant nor any of its subsidiaries other than Alabama Gas Corporation is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

3. The following is information for the last fiscal year with respect to Claimant and its subsidiary public utility company, Alabama Gas Corporation:

a. Mcf of natural or manufactured gas distributed at retail: 38,196,000 Mcf. MCF of natural or manufactured gas transported on behalf of end users: 59,644,000 Mcf

b. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized: None

c. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized, or at the State line: None

    d.Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line: 25,824,000 Mcf

4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

 A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last fiscal year ended December 31, 2002, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such fiscal year is attached hereto as Exhibit A and made a part hereof. Exhibit B with respect to an EWG or foreign utility company is not applicable to Claimant.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 21st day of February, 2003.

ENERGEN CORPORATION

(Name of Claimant)

By /s/ WM. MICHAEL WARREN, JR.

Wm. Michael Warren, Jr.

Its Chairman of the Board

CORPORATE SEAL

ATTEST:

By /s/ J. DAVID WOODRUFF

J. David Woodruff

Its Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

J. David Woodruff

Secretary

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

ENERGEN CORPORATION
Consolidating Statement of Income
Year Ended December 31, 2002
Unaudited
(in thousands of dollars)
	Energen			Alabama	Energen	EGN	American
	Consolidated	Elims	Parent	Gas **	Resources ***	Services	Heat Tech
Operating Revenues
Natural gas distribution	$424,431	$0	$0	$424,431	$0	$0	$0
Oil and gas production	252,744	(1,669)	0	0	254,413	0	0

Total operating revenues	677,175	(1,669)	0	424,431	254,413	0	0

Operating Expenses
Cost of gas	189,810	(1,669)	0	191,479	0	0	0
Operations	185,481	0	1,683	98,642	85,142	0	14
Maintenance	10,473	0	0	10,473	0	0	0
Depreciation, depletion and amortization	105,087	0	0	33,682	71,405	0	0
Taxes, other than income taxes	50,238	0	0	30,785	19,450	0	3

Total operating expenses	541,089	(1,669)	1,683	365,061	175,997	0	17

Operating income	136,086	0	(1,683)	59,370	78,416	0	(17)

Other Income (Expense)
Interest expense	(45,532)	0	(31,040)	(14,492)	0	0	0
Interest income (expense) - affiliates	0	500	31,032	(65)	(31,454)	(13)	0
Dividends on preferred stock of subsidiary	0	0	0	0	0	0	0
Allowance for funds used during construction	1,336	0	0	1,336	0	0	0
Other, net	(795)	(500)	169	(760)	168	(25)	153

Total other income (expense)	(44,991)	0	161	(13,981)	(31,286)	(38)	153

Income Before Income Taxes	91,095	0	(1,522)	45,389	47,130	(38)	136
Income tax expense (benefit)	20,509	0	(1,284)	17,825	3,941	(10)	37

Net Income from Continuing Operations
Before Income Taxes and Cumulative
Effect of Change in Accounting Principle	70,586	0	(238)	27,564	43,189	(28)	99

Discontinued Operations, net of taxes
Income (loss) from Operations	(267)	0	0	0	(267)	0	0
Gain on disposal	540	0	0	0	540	0	0

Income (Loss) From
Discontinued Operations	273	0	0	0	273	0	0

Cumulative effect of change in accounting
Principle, net of taxes	(2,220)	0	0	0	(2,220)	0	0

Net Income	68,639	0	(238)	27,564	41,242	(28)	99

Retained Earnings @ Beginning of Period	230,554	(275,093)	199,478	172,147	131,957	2,821	(756)
Less Common Stock Dividends	(23,927)	16,859	(23,927)	(16,859)	0	0	0
Net Income From Subsidiaries	0	(68,877)	68,877	0	0	0	0
Other Decreases	0	2	0	0	(2)	1	(1)

Retained Earnings @ End of Period	$275,266	($327,109)	$244,190	$182,852	$173,197	$2,794	($658)

** Includes transactions and balances of its subsidiary Midtown NGV
*** Includes transactions and balances of its subsidiaries and its affiliate Energen Resources TEAM Inc.

ENERGEN CORPORATION
Consolidating Balance Sheet
December 31, 2002
Unaudited
(in thousands of dollars)
	Energen			Alabama	Energen	EGN	American
	Consolidated	Elims	Parent	Gas **	Resources ***	Services	Heat Tech
Property Plant and Equipment
Utility Plant	$825,421	$0	$0	$825,421	$0	$0	$0
Less: A/D	408,165	0	0	408,165	0	0	0

Utility plant, net	417,256	0	0	417,256	0	0	0

Oil and gas properties	1,103,472	0	0	0	1,103,472	0	0
Less: A/D	269,616	0	0	0	269,616	0	0

Oil and gas properties, net	833,856	0	0	0	833,856	0	0

Other property, net	5,691	0	0	842	4,670	179	0

Property, plant and equipment, net	1,256,803	0	0	418,098	838,526	179	0

Current Assets
Cash	4,804	0	1,462	2,818	110	238	176
Accounts receivable	109,663	0	(2)	70,364	36,613	2,688	0
Intercompany receivable	0	(110,510)	107,599	2,260	343	308	0
Allowance for doubtful accounts	(8,717)	0	0	(8,200)	(484)	(33)	0
Inventories	35,674	0	0	32,388	1,742	1,544	0
Prepayments and other	41,407	0	58	39,354	1,979	16	0
Advances to affiliate	0	(8,000)	8,000	0	0	0	0
Deferred taxes	36,279	6,544	0	20,093	9,642	0	0

Total current assets	219,110	(111,966)	117,117	159,077	49,945	4,761	176

Other Assets
Advances to affiliate	0	(343,421)	343,421	0	0	0	0
Regulatory asset	14,744	0	0	14,744	0	0	0
Deferred charges and other	40,234	(602,574)	594,330	11,290	37,187	0	1

Total other assets	54,978	(945,995)	937,751	26,034	37,187	0	1

Total Assets	$1,530,891	($1,057,961)	$1,054,868	$603,209	$925,658	$4,940	$177

** Includes transactions and balances of its subsidiary Midtown NGV
*** Includes transactions and balances of its subsidiaries and its affiliate Energen Resources TEAM Inc.

ENERGEN CORPORATION
Consolidating Balance Sheet
December 31, 2002
Unaudited
(in thousands of dollars)
	Energen			Alabama	Energen	EGN	American
	Consolidated	Elims	Parent	Gas **	Resources ***	Services	Heat Tech
Capitalization
Common shareholders' equity
Common stock	$347	($22)	$347	$20	$0	$1	$1
Treasury stock	(10,432)	0	(10,432)	0	0	0	0
Premium on capital stock	320,060	(240,238)	353,938	6,682	197,773	0	1,905
Capital surplus	2,802	(25,000)	0	27,802	0	0	0
Deferred compensation Obligation	10,348	0	10,348	0	0	0	0
Accumulated other Comprehensive loss	(14,811)	10,471	(14,811)	0	(10,471)	0	0
Amortization of restricted stock Grants	(770)	0	(770)	0	0	0	0
Retained earnings	275,266	(327,109)	244,190	182,852	173,197	2,794	(658)

Total common shareholders' Equity	582,810	(581,898)	582,810	217,356	360,499	2,795	1,248

Minority preferred stock	0	0	0	0	0	0	0
Long-term debt	512,954	0	343,421	169,533	0	0	0
Advances from parent	0	(343,421)	0	0	343,421	0	0

Total capitalization	1,095,764	(925,319)	926,231	386,889	703,920	2,795	1,248

Current Liabilities
LTD due in one year	23,000	0	8,000	15,000	0	0	0
Advances from parent	0	(8,000)	0	0	8,000	0	0
Notes payable to banks	113,000	0	100,000	13,000	0	0	0
Accounts payable	103,964	0	0	53,089	49,021	1,855	(1)
Intercompany payable	0	(110,510)	0	4,063	105,997	400	50
Accrued taxes	27,936	0	410	24,044	3,336	40	106
Customers' deposits	17,404	0	0	17,404	0	0	0
Amounts due customers	15,522	0	0	15,522	0	0	0
Accrued wages & benefits	23,652	0	16,770	5,710	1,172	0	0
Regulatory liability	16,750	0	0	16,750	0	0	0
Other	34,710	6,544	(4,231)	8,947	24,790	(107)	(1,233)

Total current liabilities	375,938	(111,966)	120,949	173,529	192,316	2,188	(1,078)

Deferred Credits and Other Liabilities
Deferred income taxes	0	(20,676)	(35)	20,747	0	(43)	7
Asset retirement obligation	27,235	0	0	0	27,235	0	0
Minimum pension liability	25,825	0	7,164	18,661	0	0	0
Regulatory liability	1,468	0	0	1,468	0	0	0
Other liabilities	4,661	0	559	1,915	2,187	0	0

Total deferred credits and other liabilities	59,189	(20,676)	7,688	42,791	29,422	(43)	7

Total Capital and Liabilities	$1,530,891	($1,057,961)	$1,054,868	$603,209	$925,658	$4,940	$177

** Includes transactions and balances of its subsidiary Midtown NGV
*** Includes transactions and balances of its subsidiaries and its affiliate Energen Resources TEAM Inc.